MAZAL PLANT PHARMACEUTICALS, INC.
                               43 West 33rd Street
                               New York, NY 10001
                                 (212) 695-3334


April 17, 2006

Via EDGAR


Susann Reilly  - Attorney
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

       Re: Mazal Plant Pharmaceuticals, Inc.
           Registration Statement on Form SB-2
           (File No. 333-133201)


Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Mazal Plant Pharmaceuticals, Inc. (the "Company") hereby applies for the immediate withdrawal of the above-mentioned Registration Statement. No securities were sold in connection with the offering covered by that Registration Statement.


We currently anticipate that we will refile with the Commission a new registration statement on Form SB-2/A (File No. 333-128670) as soon as practicable after updating our financial statements.

If you have any questions regarding this request, please do not hesitate to contact Steve Kronengold at (718) 360-5351.


                                                 Sincerely,

                                                 /s/ Mechael Kanovsky
                                                 ------------------------------
                                                 Name:  Mechael Kanovsky
                                                 Title: Chief Executive Officer
                                                 and Director